SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                        (Name of Filing Person (Issuer))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

        ARTHUR C. DELIBERT, ESQ.                   LAWRENCE LEDERMAN, ESQ.
       KIRKPATRICK & LOCKHART LLP            MILBANK, TWEED, HADLEY & MCCLOY LLP
     1800 MASSACHUSETTS AVENUE, NW                ONE CHASE MANHATTAN PLAZA
          WASHINGTON, DC 20036                        NEW YORK, NY 10005
       TELEPHONE: (202) 778-9042                  TELEPHONE: (212) 530-5732

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
            $18,874,080                                           $2,391.35

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 943,704 shares of common stock of the issuer (number of shares offered to be purchased) by $20.00 (the purchase price per share offered by the issuer).

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,391.35      Filing Party:  Neuberger Berman Real
                                                         Estate Income Fund Inc.

Form or Registration No.:  Schedule TO    Date Filed:    October 1, 2004


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

      This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended hereby, the "Schedule TO") filed by Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (the "Fund"), with the Securities and Exchange Commission on October 1, 2004 relating to the Fund's offer to purchase up to 943,704 of its outstanding shares of common stock, par value $0.0001 per share, at $20.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.

      Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Item 5 is hereby is hereby amended and supplemented by adding the following information:

      INDEMNIFICATION AGREEMENT. On October 1, 2004, the Board authorized the Fund to enter in to an Indemnification Agreement dated as of October 1, 2004 (the "INDEMNIFICATION AGREEMENT") with each of its directors and officers (each, an "INDEMNITEE"). The Indemnification Agreement provides that the Fund shall advance expenses to and indemnify each Indemnitee (if and whenever he or she is or was a witness or party to, or is threatened to be made a witness or party to, any proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Fund) against all expenses and liabilities actually and reasonably incurred by such Indemnitee or on his behalf in connection with such proceeding. The Indemnification Agreement also provides that the Fund will indemnify each Indemnitee to the fullest extent authorized or permitted by Maryland law and the Investment Company Act of 1940, as amended, as well as the provisions of the Fund's charter and bylaws. In addition, the Indemnification Agreement provides that the Fund will maintain directors' and officers' insurance in the amount of $25 million in full force and effect. This summary description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, which is filed as EXHIBIT (d)(6) hereto and incorporated herein by reference.


ITEM 12.    EXHIBITS.

      Item 12 is hereby amended to add the following exhibit:


  EXHIBIT NO.                               DOCUMENT
--------------------------------------------------------------------------------
     (d)(6) Form of Indemnification Agreement between the Fund and Indemnitee dated as of October 1, 2004

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.

                        By:       /s/ Robert Conti
                              -------------------------------------------
                        Name:         Robert Conti
                        Title:        Vice President


Dated:      October 4, 2004

                                  EXHIBIT INDEX


  EXHIBIT NO.                               DOCUMENT
--------------------------------------------------------------------------------

     (a)(1)      Offer to Purchase dated October 1, 2004. (3)
     (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). (3)
     (a)(3)      Notice of Guaranteed Delivery. (3)
     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (3)
     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (3)
     (a)(6)      Notice of Withdrawal (3)
     (a)(7)      Press Release issued by the Fund dated October 1, 2004. (3)
     (d)(1) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004 (1)
     (d)(2) Management Agreement between the Fund and NB Management dated November 3, 2003 (1)
     (d)(3) Administration Agreement between the Fund and NB Management dated November 3, 2003 (1)
     (d)(4) Sub-Advisory Agreement between NB Management, on behalf of the Fund, and NB LLC dated as of November 3, 2003 (1)
     (d)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (2)
     (d)(6) Form of Indemnification Agreement between the Fund and Indemnitee dated as of October 1, 2004

(1) Previously filed as an exhibit to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004.
(2) Previously filed as an exhibit to the Fund's N-2 Registration Statement, File Nos. 333-102218 and 811-21200, filed by the Fund with the SEC on January 29, 2003.
(3) Previously filed as an exhibit to the Schedule TO-I filed by the Fund with the SEC on October 1, 2004.